UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 17, 2008

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Commission File Number 001-33434

CREDIT SUISSE

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

This report is being filed by Credit Suisse Group AG and Credit Suisse to be incorporated by reference in Post-Effective Amendment No. 1 to their Registration Statement on Form F-3 (file no. 333-132936).

Credit Suisse Offers to Repurchase Auction Rate Securities from Individual Investors

Credit Suisse announced that it has reached a settlement agreement with the Attorney General of the State of New York and the North American Securities Administrators Association Task Force whereby Credit Suisse will offer to repurchase at par auction rate securities (ARS) held by eligible individual investors, charities and certain businesses. Credit Suisse will commence the offer to repurchase as soon as practicable. Eligible individual investors must have purchased their ARS through Credit Suisse prior to February 14, 2008. Credit Suisse currently estimates that it will buy back approximately USD550 million of ARS.

Other terms of the settlement include:

•	Credit Suisse neither admits nor denies allegations of wrongdoing.
•	Credit Suisse will reimburse eligible individual investors who sold ARS after February 14, 2008 for the difference between par and the sale price.
•	Credit Suisse will consent to special FINRA ARS arbitration to resolve potential claims of consequential damages.
•

Credit Suisse shall endeavor to continue to work with issuers and other interested parties, including regulatory and governmental entities, to expeditiously provide liquidity solutions for Institutional Investors, defined generally as entities with account values and household values at Credit Suisse of more than USD10 million.

•	ARS where the auctions are clearing or there is scheduled redemption are not covered by the settlement.
•	Credit Suisse will pay a USD15 million penalty.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE
(Registrant)

	By:	/s/ Urs Rohner
(Signature)*
General Counsel
Credit Suisse Group AG and Credit Suisse
Date: September 17, 2008
/s/ Charles Naylor
Head of Corporate Communications
*Print the name and title under the signature of the signing officer.		Credit Suisse Group AG and Credit Suisse